

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

April 2, 2008

<u>via U.S. mail</u>

Harry Miller, President
Clifton Star Resources Inc.
430-580 Hornby Street
Vancouver, BC V6C 3B6

      Re: Clifton Star Resources Inc.
               Registration Statement on Form 20-F
               Filed March 3, 2008
               File No. 0-53117

Dear Mr. Miller:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 20-F filed March 3, 2008</u>

<u>General</u>

1.   We remind you that the Form 20-F registration statement becomes effective automatically under the Exchange Act 60 days from March 3, 2008, the date you first filed it. The Exchange Act reporting requirements become operative at that time.

2.   You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

3.   Please provide updated disclosure with each amendment. We refer you to General Instruction C (b) of Form 20-F, which states that "[U]nless an item directs you to provide information as of a specific date or for a specific period, give the information in a registration statement as of a date reasonably close to the date of filing the registration statement..."   For example, we note that on February 21, 2008 you announced a private placement of up to 1,666,662 flow through units. Please provide disclosure regarding this private placement in your next amendment. In addition, please file the related agreements as material contracts.

4.   We note reference to the engagement of Take 5 Solutions, Inc. for investor relations services. Please advise us whether any of your private placements took place in the United States, and, if so, disclose the exemption from registration upon which you relied.

Item 3. Key Information, page 7

3.A.3 Exchange Rates, page 8

5.   Please update the information pertaining to the high and low exchange rates as of the last practicable date and for each month during the previous six months. See Item 3.A.3 (a) and (b) of Form 20-F.

3.D. Risk Factors, page 9

6.   Please group your related risk factors together under classified headings such as risks related to your industry, risks related to your company, and risks related to your offering.

7.   Please tailor the discussion in your risk factors to highlight how the risk specifically impacts you. For example, in the first risk factor on page 9, provide

context to the disclosure by indicating that the company has recorded net losses for each of the three most recent fiscal years ended 2005, 2006 and 2007.

8. We note that between 2001 and 2006, the company remained largely inactive. We also note that the company has previously abandoned the business plans associated with businesses in the mineral exploration and satellite communications industries. Additionally, you disclose that Harry Miller, your president, has in the past served as an officer of Medina Coffee Inc. and DentalServ.com, which are two other companies that abandoned their business plans. Please add relevant risk factor disclosure with respect to your current business.

9. Please add a risk factor that discloses the risk to the company's business plan should it fail to make any scheduled payments due or meet any milestones associated with the Duquesne option agreement.

"Clifton Star has no revenues from operations…," page 7

10. Please revise the heading of this risk factor as it does not adequately describe the risk you are disclosing. For example, if the risk relates to the potential inability to locate mineralized materials in commercial quantities, then revise the heading of the risk factor to clearly convey that risk.

"Clifton Star has no positive cash flow…," page 10

11. Please supplement your disclosure and disclose the risk associated with an inability to secure financing or financing on terms that are suitable to the company and its shareholders.

Item 4. Information on the Company, page 12

Item 4.A. History and Progress of the Company, page 12

Plan of Operations, page 13

12. Please provide information regarding your principal capital expenditures currently in progress, and the method of financing. See Item 4.A.6 of Form 20-F.

Item 4.B. Business Overview, page 14

13. The maps provided in this section are difficult to read. Please improve the clarity of such maps. If you would like to present such maps on full pages, you may file them in separate exhibits to your filing.

14. Please provide a description of the material effects of government regulations on your business, identifying the regulatory body. See Item 4.B.8. of Form 20-F.

Acquisition Details, page 17

15. Please disclose the status of the TSX Venture Exchange approval of your acquisition of the issued shares of Duquesne Gold Mines Ltd.

16. Please update your disclosure as of the most recent practicable date to specify the amount of expenditures incurred under the Duquesne option agreement.

Item 5. Operating and Financial Review and Prospects, page 23

Three Months Ended September 30, 2007 vs. Three Months Ended September 30, 2006, page 26

Results of Operations, page 26

17. We note your disclosure that significant changes in key financial data from 2006 and 2007 can be attributed to commencement of an exploration program on the Duquesne Gold Project. In this section, and under "Fiscal 2007 Ended June 30, 2007 vs. Fiscal 2006 Ended June 30, 2006," please quantify the effect on your results attributable to the commencement of such exploration program.

Liquidity and Capital Resources, page 29

18. Please describe your internal and external sources of liquidity. Please include a statement that, in your opinion, your working capital is sufficient for your present requirements, or, if not, how you propose to provide the additional working capital needed. See Item 5.B.1. of Form 20-F.

19. In the context of your plan of operations and your commitment of expenditures under your Duquesne acquisition agreement, please disclose in this section your anticipated source of funds. If the source of funds is unknown, please disclose that you have not yet secured such funds and have not entered into any agreements with respect to such funding.

5.F. Tabular Disclosure of contractual obligations, page 32

20. We note that your tabular disclosure of contractual obligations includes $5.35 million in purchase obligations which appear to represent option payments related to your Duquesne gold mining interest project, based on your disclosure on page 60. As defined in Item 5.F.2 of Form 20-F, contractual obligations are

agreements to purchase goods or services that are enforceable and legally binding on the company that specifies all significant terms including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transactions. Tell us whether you believe each of these option payments disclosed meets the definition of contractual obligations.

If these option payments do not meet the definition of contractual obligations, please label the line item with a more descriptive caption, such as "option payments necessary to retain property interests," or similar language that would serve to differentiate these from contractual obligations you may have presently or in the future. Under these circumstances, please also add disclosure explaining the nature of the payments and indicating that such payments are optional and not contractual on the part of the company.

Item 6. Directors, Senior Management, and Employees, page 32

6.A. Directors and Senior Management, page 32

21. We note your disclosure that Harry Miller has over forty years experience in the management of mining and non-mining public companies. In order to assist investors in assessing Mr. Miller's experience and qualifications, please identify such mining public companies and describe Mr. Miller's areas of responsibility and his length of service with each such company.

6.B. Compensation, page 34

Director Compensation, page 34

22. Please describe in this section the consulting fees paid to your directors. For example, we note your disclosure on page 26 that your consulting fees increased during the three months ended September 30, 2007 as a result of a recently appointed director providing consulting services.

Item 6.E. Share Ownership, page 37

23. We note your disclosure that you have a finance committee, which consists of William E. Schmidt and others. It appears that Mr. Schmidt is no longer a director. Please revise to clarify how a former director would currently serve on your finance committee.

Item 9.A.5. Common Share Description, page 43

Common Share Description, page 44

24.   Please clarify how substantive changes to your share capital require the approval
       of the shareholders by special resolution passed by "a majority of not less than
       two-thirds of the votes cast in person or by proxy by holders of the common
       shares." It is not clear whether such resolutions will require the approval of a
       majority of the shares cast, or approval of two-thirds of the votes cast.

Item 10. Additional Information, page 45

10.C. Material Contracts, page 48

25.   Please provide a summary of each material contract, other than contracts entered
       into in the ordinary course of business, to which you are a party, for the two years
       immediately preceding filing of your registration statement, including dates,
       parties, general nature of the contracts, terms and conditions and amount of any
       consideration passing to or from you. See Item 10.C. of Form 20-F.

       For example, please disclose in this section the material terms of your Duquesne
       acquisition agreement and the related option agreement. With respect to the
       acquisition agreement, we would expect that such description would include,
       among things, disclosure that payments made by you to the sellers are non-
       refundable, and that the sellers can terminate the agreement upon ten days' notice
       in the event of your default.

Financial Statements

General

26.   Please note as of April 1, 2008 you must update your filing to include interim
       financial statements and a reconciliation to U.S. GAAP for the six months ended
       December 31, 2007 to comply with Item 8.A.5 and Item 17(c)(2) of Form 20-F.

Item 19. Exhibits, page 51

27.   Please file as exhibits all agreements entered into during the last two years in
       connection with your private placements. In addition, please file as exhibits the
       form of common share purchase warrants that relate to your outstanding warrants.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Nicholson at (202) 551-3584 or, in her absence, Mellissa Campbell Duru at (202) 551-3757 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: L. Dang
       J. Gallagher
       L. Nicholson
       M. Duru

<u>via facsimile</u>

Al Korelin, Esq.
(360) 326-1952